EXHIBIT 99.2

INTELLIPHARMACEUTICS INTERNATIONAL INC.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Intellipharmaceutics International Inc. (the “Corporation”) held on April 19, 2016 (the “Meeting”). The total number of shares represented in person or by proxy at the Meeting was 16,974,564 or 69.30% of the total issued and outstanding shares of the Corporation.

	Description of Matter	Outcome of Vote

1.	Resolution to elect six directors, being Dr. Isa Odidi, Dr. Amina Odidi, John Allport, Bahadur Madhani, Kenneth Keirstead and Dr. Eldon R. Smith, as proposed in the management information circular for the Meeting.

The six nominees were elected as directors of the Corporation to serve until the next annual meeting of shareholders or until their successors are elected or appointed. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

2.	Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

Deloitte LLP were appointed auditors of the Corporation until the next annual meeting of shareholders and the directors were authorized to fix the remuneration to be paid to the auditors. This vote was conducted by a show of hands. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

3.	Resolution to approve the two year extension of the performance-based stock options granted to certain directors and officers.	The two year extension of the performance-based stock options was approved. This vote was conducted by ballot. The scrutineer’s report on voting results is attached as Schedule “A” hereto.

DATED as of the 19th day of April, 2016.

INTELLIPHARMACEUTICS INTERNATIONAL INC.

(signed) Domenic Della Penna

Domenic Della Penna
Chief Financial Officer

SCHEDULE “A”

INTELLIPHARMACEUTICS INTERNATIONAL INC.

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

APRIL 19, 2016

VOTING RESULTS

Resolution #1:

On a show of hands, the Chairman declared that the shareholders ratified the Election of directors for all nominees listed below:

Proxy Tabulated:

	For	Withheld
Dr. Isa Odidi	8,263,209	388,742
Dr. Amina Odidi	8,254,271	397,680
John Allport	7,392,316	1,259,635
Bahadur Madhani	7,663,757	988,194
Kenneth Keirstead	7,676,152	975,799
Dr. Eldon R. Smith	7,679,655	972,296

Resolution #2:

On a show of hands, the Chairman declared that the shareholders ratified the reappointment of Deloitte LLP, Chartered Professional Accountants, as the auditor of the Company and to authorize the directors to fix the auditor’s remuneration.

Proxies Tabulated:

For:	16,533,243
Withheld:	329,253
Total:	16,862,496

Resolution #3:

By way of ballots, the Chairman declared that the shareholders approved the two year extension of the performance-based stock options granted to certain directors and officers as more particularly described in the Management Proxy Circular for the Meeting.

Ballots Tabulated:

For:	3,022,594
Against:	1,243,111
Total:	4,265,705

Excludes votes held by Insiders totaling 5,781,312 common shares

Dated this 19th day of April, 2016.

CST TRUST COMPANY

(signed) Toni Taccogna	(signed) Carol Pineda

Toni Taccogna	Carol Pineda